

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Ms. Susan L. Main
Chief Financial Officer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360

      Re: Teledyne Technologies Inc.
            Form 10-K for Fiscal Year Ended December 28 2014
            Filed February 26, 2015
            File No. 001-15295

Dear Ms. Main:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief